Exhibit 99.11
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
We hereby consent to the use and reference to our name and reports evaluating a portion of Cenovus Energy Inc.’s and EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2008, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Registration Statement on Form 40-F, (ii) EnCana Corporation’s Registration Statement on Form F-3 (File No. 333-150360), (iii) EnCana Corporation’s Registration Statements on Form S-8 (File Nos. 333-13956, 333-85598, 333-124218, and 333-140856), and (iv) EnCana Corporation’s Registration Statement on Form F-9 (File No. 333-149370), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.
MCDANIEL & ASSOCIATES CONSULTANTS LTD.
BY: /s/ P. A. Welch

P. A. Welch, P. Eng.
President & Managing Director
Calgary, Alberta
October 29, 2009
2200, Bow Valley Square 3, 255 — 5 Avenue SW, Calgary AB T2P 3G6    Tel: (403) 262-5506    Fax: (403) 233-2744    www.mcdan.com